Exhibit 23.2
Consent of Independent Auditors
The Board of Directors
AmREIT, Inc.
We consent to the use of our report included herein dated May 25, 2011 with respect to the historical summary of gross income and direct operating expenses of The Market at Lake Houston Retail Center for the years ended December 31, 2010, 2009 and 2008, which appears in Amendment No. 1 to the registration statement on Form S-11 of AmREIT, Inc., and to the reference of our firm under the heading “Experts” in the prospectus. Our report refers to the fact that the historical summary of gross income and direct operating expenses was prepared for purposes of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of income and expenses.
/s/ KPMG llp
Houston, Texas
August 29, 2011